Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 May 2, 2013

# Digital Notes due December 4, 2014 Linked to the Lesser Return of the iShares® MSCI Emerging Markets Index Fund and the Hang Seng China Enterprises Index

The Notes are linked to the performance of the Hang Seng China Enterprises Index (the "Index") and the iShares® MSCI Emerging Markets Index (the "ETF"). Each of the Index and the ETF are a "Reference Asset" and collectively the "Reference Assets". If the Final Value of the Lesser Performing Reference Asset is equal to or greater than its Barrier Value, you will receive (subject to our credit risk) at maturity a cash payment per $1,000 principal amount Note equal to (a) $1,000 *plus* (b) $1,000 *times* the Digital Percentage. If the Final Value of the Lesser Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the decline of the Lesser Performing Reference Asset from its Initial Level to its Final Level. ***Investors may lose up to 100% of the principal amount of their Notes.***

## Terms and Conditions

| | |
|---|---|
| Issuer | Barclays Bank PLC |
| Initial Valuation Date | May 28, 2013 |
| Issue Date | May 31, 2013 |
| Final Valuation Date* | December 1, 2014 |
| Maturity Date* | December 4, 2014 |
| Reference Assets: The Hang Seng China Enterprises Index and the iShares® MSCI Emerging Markets Index Fund | |
| Denominations | $1,000 and integral multiples of $1,000 in excess thereof |
| Digital Percentage | [13.50% - 16.50%] ** |
| Barrier Value | With respect to each Reference Asset, 80.00% of its Initial Value |
| Initial Value | With respect to each Reference Asset, the official closing level of the Reference Asset on the Initial Valuation Date, as reported on the applicable Bloomberg Professional® services page |
| Final Value | With respect to each Reference Asset, the official closing level of the Reference Asset on the Final Valuation Date, as reported on the applicable Bloomberg Professional® services page |
| Lesser Performing Reference Asset | The Reference Asset with the lower Reference Asset Return |
| Reference Asset Return | With respect to a Reference Asset, an amount calculated as: $\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$ |
| CUSIP | 06741TUS4 |
| ISIN | US06741TUS40 |

* Subject to postponement in the event of a market disruption event with respect to either Reference Asset, as described in the preliminary pricing supplement for the Notes.

** The Digital Percentage will be set on the Initial Valuation Date and will not be less than 13.50%.

Investing in these Notes involves risks. See "Risk Factors" beginning on page S-6 of the prospectus supplement, "Selected Risk Considerations" below and "Selected Risk Considerations" in the preliminary pricing supplement relating to the Notes.

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

## Payoff Diagram



Payoff at Maturity
-20%
[13.50%]**
Reference Asset Return of the Lesser Performing Reference Asset

The solid blue line in the graph above represents a return on investment in the Notes, while the dotted orange line represents a direct investment in the Lesser Performing Reference Asset, excluding dividends or distributions on such Lesser Performing Reference Asset or its underlying components, as applicable.

## Hypothetical Examples of Amounts Payable at Maturity (per $1,000 principal amount Note)***

| Reference Asset Return of the ETF | Reference Asset Return of the Index | Reference Asset Return of the Lesser Performing Reference Asset | Payment at Maturity (per $1,000 principal amount Note) | Total Return on the Notes |
|---|---|---|---|---|
| 50.00% | 55.00% | 50.00% | $1,135.00 | 13.50% |
| 25.00% | 12.00% | 12.00% | $1,135.00 | 13.50% |
| 5.00% | 0.00% | 0.00% | $1,135.00 | 13.50% |
| 10.00% | -5.00% | -5.00% | $1,135.00 | 13.50% |
| -20.00% | -5.00% | -20.00% | $1,135.00 | 13.50% |
| -20.00% | -30.00% | -30.00% | $700.00 | -30.00% |
| -40.00% | -60.00% | -60.00% | $400.00 | -60.00% |
| -70.00% | 15.00% | -70.00% | $300.00 | -70.00% |
| -75.00% | -80.00% | -80.00% | $200.00 | -80.00% |
| 5.00% | -100.00% | -100.00% | $0.00 | -100.00% |

*** These hypothetical examples are based on a number of assumptions, including a Digital Percentage of 13.50%, as set forth on page PPS-2 of the preliminary pricing supplement relating to the Notes, and are included for illustrative purposes only.

Selected Risk Considerations ? If the Final Value of the Lesser Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the negative performance of the Lesser Performing Reference Asset and you will lose some or all of the principal amount of your Notes. ? The return on your investment is linked solely to the return of the Lesser Performing Reference Asset. If the Final Value of the Lesser Performing Reference Asset is less than its Barrier Value, your investment will be fully exposed to the negative performance of the Reference Asset. You will not benefit in any way from the Reference Asset Return of the other Reference Asset being higher than the Reference Asset Return of the Lesser Performing Reference Asset. ? Any payments due on the Notes are subject to issuer credit risk and are not guaranteed by any third party. ? Any positive return that you earn on the Notes will not exceed the Digital Percentage. The Digital Percentage will be set on the Initial Valuation Date and will not be less than 13.50%. Assuming that the Digital Percentage is set at 13.50%, the maximum possible payment that you may receive at maturity for your Notes is $1,135.00 per $1,000 principal amount Note that you hold. ? You will not receive any interest payments, and you will not have any voting rights or rights to receive dividends that holders of the ETF or of the stocks underlying the Index would receive. ? There may be a limited or no secondary market for the Notes. You should be willing to hold the Notes to maturity. If you are able to sell your Notes prior to maturity, you may receive substantially less than the amount you paid for your Notes. ? The Notes are subject to a number of additional risks.? See ?Additional Risk Considerations? below and ?Selected Risk Considerations? beginning on page PPS-6 of the preliminary pricing supplement for the Notes. The final terms of the Notes will be set forth on the Initial Valuation Date with the range specified above. Please see the preliminary pricing supplement for the Notes, as well as the related prospectus and prospectus supplement, for complete product disclosure, including related risks and tax disclosure. The preliminary pricing supplement for the Notes can be obtained at: http://www.sec.gov/Archives/edgar/data/312070/000119312513196006/d530820d424b2.htm. Additional Risk Considerations Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes. Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s). The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale. Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity. Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes. Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results. Volatility. The level of change in value of the notes is its ?volatility?. The notes? volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions. Complexity. The notes may be complex and their return may differ from the underlying reference asset(s). Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably. Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes. An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the ?Risk Factors? beginning on page S-6 of the prospectus supplement and ?Selected Risk Considerations? beginning on page PPS-6 of the preliminary pricing supplement for the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (?SEC?) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August?31, 2010, the prospectus supplement dated May?27, 2011, the index supplement dated May 31, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue?Attn: US InvSol Support, New York, NY 10019.